February 24, 2023

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	StepStone Private Credit Fund LLC Application for Withdrawal of Registration Statement on Form 10-12G File No.: 000-56505

Ladies and Gentlemen:

StepStone Private Credit Fund LLC, a Delaware limited liability company (the “Fund”), hereby respectfully requests the withdrawal, effective immediately, of the Fund’s Registration Statement on Form 10-12G initially filed with the Securities and Exchange Commission (the “Commission”) on December 30, 2022 (SEC Accession No. 0001213900-22-084026), as amended by Amendment No. 1 thereto filed with the Commission on February 17, 2023 (SEC Accession No. 0001213900-23-012781), together with all exhibits thereto (collectively, the “Registration Statement”).

The Fund believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Fund is withdrawing the Registration Statement to prevent it from automatically becoming effective sixty days after the initial filing of the Registration Statement pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended.

The Fund undertakes to file a replacement registration statement on Form 10-12G in due course in order to re-set the statutory sixty-day effectiveness date.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission.

No securities were issued or sold pursuant to the Registration Statement.

Should you have any questions regarding the foregoing, please contact Richard Horowitz of Dechert LLP, counsel to the Fund, at (212) 698-3525.

Very truly yours,

STEPSTONE PRIVATE CREDIT FUND LLC

/s/ Joseph Cambareri
Joseph Cambareri Chief Financial Officer

cc:	Darren Friedman, StepStone Private Credit Fund LLC

Richard Horowitz, Dechert LLP
Clay Douglas, Dechert LLP